UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated October 24, 2019: Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2019 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2019 Results

Monaco – October 24, 2019 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and nine month period ended September 30, 2019.

Summary of Third Quarter 2019 Results	Three-Month Period Ended September 30,
(In millions except for per share data)	2018	2019	%
Net revenues	$50.1	$50.7	1%
Net income	8.1	5.2	(36)%
Adjusted net income[1]	8.2	5.9	(28)%
EBITDA[2]	27.5	24.5	(11)%
Adjusted EBITDA[3]	27.7	25.1	(9)%
Earnings per share basic and diluted[4]	$0.05	$0.02
Adjusted earnings per share basic and diluted[4]	$0.05	$0.03
Average Daily results in U.S. Dollars
Time charter equivalent rate[5]	$13,265	$13,311	-
Daily vessel operating expenses[6]	4,151	4,448	7%
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[7]	4,022	4,053	1%
Daily general and administrative expenses[8]	1,425	1,363	(4)%

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before gain on derivatives, early redelivery cost, loss on inventory valuation and loss on foreign currency. See Table 6.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 6.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain on derivatives, early redelivery cost, loss on inventory valuation and loss on foreign currency. See Table 6.

4 Earnings per share and Adjusted Earnings per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 6.

5 Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. See Table 7.

6 Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 7.

7 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 7.

8 Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 7.

Summary of Nine-Months Ended September 30, 2019 Results	Nine-Month Period Ended September 30,
(In millions except for per share data)	2018	2019	%
Net revenues	$140.6	$144.5	3%
Net income	18.1	12.5	(31)%
Adjusted net income	18.7	13.2	(29)%
EBITDA	73.4	70.3	(4)%
Adjusted EBITDA	73.9	71.0	(4)%
Earnings per share basic and diluted	$0.09	$0.04
Adjusted earnings per share basic and diluted	$0.10	$0.04
Average Daily results in U.S. Dollars
Time charter equivalent rate	$12,833	$12,513	(3)%
Daily vessel operating expenses	4,362	4,406	1%
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses	4,152	4,162	-
Daily general and administrative expenses	1,299	1,368	5%

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “In the third quarter of 2019 we entered into charters at higher rates than the first half of 2019. As a result we had a profitable quarter despite the down time of several vessels due to scrubber retrofitting. We remain focused in implementing our environmental investments installing scrubbers on approximately half of our fleet and completing tank cleaning in the other half in anticipation of the effectiveness of the IMO sulphur cap regulations in 2020.”

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to enhance our profitability if we expect relatively stronger market conditions, or, maintain our flexibility in relatively low charter market conditions. Our contracted employment profile is presented in Table 1. Presently, for 2020, 11% of the fleet has contracted employment. Detailed employment profile is presented in Table 2.

Table 1: Contracted employment profile of fleet ownership days as of October 18, 2019

2019 (remaining)	53%
2019 (full year)	90%
2020	11%
2021	7%

Table 2: Detailed fleet and employment profile as of October 18, 2019

Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate[1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan
Koulitsa	76,900	2003	Japan	$10,800	May 2019	December 2019
Paraskevi	74,300	2003	Japan	$15,250	September 2019	December 2019
Vassos	76,000	2004	Japan	$12,900	September 2019	March 2020
Katerina	76,000	2004	Japan	$13,250	September 2019	November 2019
Maritsa	76,000	2005	Japan	$10,325	March 2019	December 2019
Efrossini	75,000	2012	Japan	$14,433	August 2019	November 2019
Zoe	75,000	2013	Japan	$14,500	October 2019	December 2019
Kypros Land	77,100	2014	Japan	$17,750	July 2019	November 2019
Kypros Sea	77,100	2014	Japan	$13,850	May 2019	February 2020
Kypros Bravery	78,000	2015	Japan	$14,615	September 2018	October 2019
Kypros Sky	77,100	2015	Japan	$14,000	May 2019	February 2020
Kypros Loyalty	78,000	2015	Japan	$13,850	March 2019	February 2020
Kypros Spirit	78,000	2016	Japan	$19,904	October 2019	December 2019
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	$11,350	March 2019	April 2020
Pedhoulas Trader	82,300	2006	Japan	$12,000	May 2019	May 2020
Pedhoulas Leader	82,300	2007	Japan	$9,696	February 2019	October 2019
Pedhoulas Commander	83,700	2008	Japan	$10,850	April 2019	June 2020
Pedhoulas Builder	81,600	2012	China	$16,100	September 2019	October 2019
Pedhoulas Fighter	81,600	2012	China	$15,900	August 2019	October 2019
Pedhoulas Farmer [3,6]	81,600	2012	China
Pedhoulas Cherry	82,000	2015	China	$13,650	October 2019	December 2019
Pedhoulas Rose [3]	82,000	2017	China	$13,000	October 2019	October 2019
Pedhoulas Cedrus	81,800	2018	Japan
Post-Panamax
Marina	87,000	2006	Japan	$15,250	September 2019	November 2019
Xenia	87,000	2006	Japan	$12,500	June 2018	October 2019
Sophia[6]	87,000	2007	Japan
Eleni	87,000	2008	Japan	$17,000	October 2019	November 2019
Martine	87,000	2009	Japan	$13,348	August 2019	October 2019
Andreas K	92,000	2009	South Korea	$15,750	October 2019	November 2019
Panayiota K7	92,000	2010	South Korea
Agios Spyridonas	92,000	2010	South Korea	$17,850	September 2019	October 2019
Venus Heritage[7]	95,800	2010	Japan	$18,900	October 2019	November 2019
Venus History	95,800	2011	Japan	$17,563	September 2019	October 2019
Venus Horizon	95,800	2012	Japan	$21,500	August 2019	November 2019
Troodos Sun	85,000	2016	Japan	$15,250	September 2019	October 2019
Troodos Air	85,000	2016	Japan	$23,843	October 2019	November 2019
Capesize
Mount Troodos	181,400	2009	Japan	$18,000	July 2019	January 2020
Kanaris	178,100	2010	China	$26,562[4]	September 2011	June 2031
Pelopidas	176,000	2011	China	$38,000	January 2012	January 2022
Lake Despina	181,400	2014	Japan	$24,376[5]	January 2014	January 2024
Total dwt of existing fleet	3,777,000
Orderbook
TBN	85,000	1H 2020	Japan

1.

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

2.

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of October 18, 2019, the scheduled start date. The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favour of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase price.

4.

Charterer agreed to reimburse us for a fixed amount for the cost of the scrubber and BWTS to be installed on the vessel, which is recorded by increasing the recognised daily charter rate by $634 over the remaining tenor of the time charter party.

5.

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

6.

Vessel installing scrubber.

7.

Vessel installing scrubber and ballast water treatment system concurrently with dry-docking.

Order book

As of October 18, 2019, the remaining order book of the Company consisted of one Post-Panamax class vessel with scheduled delivery date in the first half of 2020.

Capital expenditure and financing requirements related to order book

As of October 18, 2019, the aggregate remaining capital expenditure in relation to the order book was $30.1 million, of which $6.6 million is payable within 2019 and $23.5 million is payable within 2020. The Company has the option to finance up to $13.2 million of the remaining capital expenditure related to the order book through the periodic issuance of the Company’s common stock.

Liquidity

As of October 18, 2019, we had liquidity of $92.8 million consisting of $82.1 million in cash and bank time deposits and $10.7 million in restricted cash. In addition, we have secured a commitment from a bank for the post-delivery financing of our newbuild Post-Panamax class vessel in an amount of up to $26.4 million.

Leverage and repayment profile

As of September 30, 2019, our consolidated leverage9, representing total consolidated liabilities divided by total consolidated assets, was 59%, compared to 56% as of December 31, 2018, mainly due to prevailing market conditions affecting vessels’ market values. The repayment schedule of our total debt is presented in Table 3.

Table 3: Repayment Schedule as of September 30, 2019, on an annual basis

($ in millions)

	2019	2020	2021	2022	2023	2024	2025	2026	2027	TOTAL
Repayment schedule	5.0	65.0	90.7	89.0	73.7	196.2	32.9	1.3	14.4	568.2

Environmental Social Responsibility - Environmental investments

In the context of our Environmental Social Responsibility policies the Company is undertaking environmental investments mainly by retrofitting scrubbers in 20 vessels and ballast water treatment systems (‘BWTS’) in 38 vessels in total, the progress of which is presented below in Table 4. The aggregate cost of our environmental investments is expected to be in the region of $70 million, having incurred and capitalized $35.5 million as of September 30, 2019.

Table 4: Environmental investments progress and schedule

	Expected installations by October 31, 2019	Remaining expected installations within 2019
BWTS	16	3
Scrubbers	9*	6

* MV Martine, MV Venus Horizon, MV Venus History, MV Andreas K, MV Pedhoulas Cherry, MV Eleni, MV Pedhoulas Farmer, MV Venus Heritage, MV Panayiota K.

The expected scheduled scrubber installations until the completion of the project and the expected down time is shown in Table 5 on quarterly basis.

9 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all fleet vessels (before scrubber installation) and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

Table 5: Expected Scrubber Installation and related down time per quarter

Scrubbers	Q4 2019	Q1 2020
Total Scheduled installations	9	5
Expected down time in days**	315	175

** Down time includes scheduled dry-docking or special surveys for 9 vessels to be performed concurrently with their scrubber installation.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the third quarter of 2019. The Company had 101,287,990 shares of common stock issued and outstanding as of October 18, 2019.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from July 30, 2019 to October 29, 2019, payable on October 30, 2019 to the respective shareholders of record as of October 22, 2019.

A Company’s subsidiary declares a cash dividend on a quarterly basis on each of such subsidiary’s 2.95% Series A Cumulative Redeemable Perpetual Preferred Shares (‘Series A shares’) to the respective shareholders of record, presented under the caption “Mezzanine Equity” in the condensed consolidated balance sheets. The aggregate cash dividend declared for the Series A shares for the period from July 1, 2019 to September 30, 2019, which was paid on September 30, 2019, was $0.1 million. The aggregate cash dividend declared for the Series A shares for the period from October 1, 2019 to December 31, 2019, payable on December 31, 2019, is $0.1 million.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Friday, October 25, 2019 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In).

Please quote Safe Bulkers to the operator.

A telephonic replay of the conference call will be available until October 31, 2019 by dialing 1 (866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2019 Results

Net income for the third quarter of 2019 amounted to $5.2 million compared to $8.1 million during the same period in 2018, mainly due to the following factors:

Net revenues: Net revenues increased by 1% to $50.7 million for the third quarter of 2019, compared to $50.1 million for the same period in 2018, mainly as a result of a marginal increase in charter rates, despite the decrease in operating days. The Company operated 41.00 vessels on average during the third quarter of 2019, earning a Time Charter Equivalent (“TCE”) rate10 of $13,311, compared to 40.43 vessels and a TCE rate of $13,265 during the same period in 2018.

Vessel operating expenses: Vessel operating expenses increased by 9% to $16.8 million for the third quarter of 2019 compared to $15.4 million for the same period in 2018, mainly as a result of dry docking expense related to four dry dockings completed and another three dry dockings initiated with aggregate expenses of $1.5 million for the third quarter of 2019, compared to two dry-dockings partly completed with aggregate expenses of $0.3 million for the same period of 2018.  Pre-delivery expenses were zero for the third quarter of 2019 compared to $0.2 million for the same period in 2018 related to the acquisition of MV Mount Troodos. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period.  Excluding dry-docking and pre-delivery costs of $1.5 million and $0.5 million for the third quarter of 2019 and 2018 respectively, vessel operating expenses increased marginally by 3% to $15.3 million for the third quarter of 2019, compared to $14.9 million for the same period in 2018. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation increased by 4% to $12.7 million for the third quarter of 2019, compared to $12.2 million for the same period in 2018, as a result of the commencement of depreciation of environmental investments that were completed during the third quarter of 2019 and due to the increase in the average number of vessels operated by the Company during the third quarter of 2019.

Voyage expenses: Voyage expenses increased to $3.6 million for the third quarter of 2019 compared to $1.6 million for the same period in 2018, mainly as a result of increased vessel repositioning expenses.

Daily vessel operating expenses11: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 7% to $4,448 for the third quarter of 2019 compared to $4,151 for the same period in 2018. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 1% to $4,053 for the third quarter of 2019 compared to $4,022 for the same period in 2018.

Daily general and administrative expenses12: Daily general and administrative expenses, which include management fees payable to our Managers13, decreased by 4% to $1,363 for the third quarter of 2019, compared to $1,425 for the same period in 2018, mainly due to the favourable movement in the exchange rate of Euro versus United States Dollar, as the majority of our management fee expenses in 2019 are denominated in Euros versus 2018 where part of our management fee expense was denominated in Euros and due to the decreased company administration expenses.

10 TCE represents charter revenues net of commissions and voyage expenses divided by the number of available days. See Table 3.

11 See Table 2.

12 See Table 2.

13 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2018	2019	2018	2019
REVENUES:
Revenues	52,212	52,927	146,602	150,971
Commissions	(2,114)	(2,213)	(5,984)	(6,457)
Net revenues	50,098	50,714	140,618	144,514
EXPENSES:
Voyage expenses	(1,613)	(3,581)	(4,920)	(8,664)
Vessel operating expenses	(15,442)	(16,776)	(47,094)	(49,320)
Depreciation	(12,164)	(12,669)	(35,549)	(37,375)
General and administrative expenses	(5,300)	(5,140)	(14,021)	(15,307)
Loss on inventory valuation	—	(348)	—	(348)
Early redelivery cost	(35)	(63)	(105)	(63)
Operating income	15,544	12,137	38,929	33,437
OTHER (EXPENSE) / INCOME:
Interest expense	(6,759)	(6,634)	(19,033)	(20,641)
Other finance cost	(90)	(95)	(636)	(212)
Interest income	261	410	693	1,230
Gain on derivatives	8	—	18	—
Foreign currency loss	(87)	(213)	(457)	(295)
Amortization and write-off of deferred finance charges	(798)	(358)	(1,367)	(1,035)
Net income	8,079	5,247	18,147	12,484
Less Preferred dividend	2,874	2,875	8,511	8,620
Less Mezzanine equity measurement	—	—	—	304
Net income available to common shareholders	5,205	2,372	9,636	3,560
Earnings per share basic and diluted	0.05	0.02	0.09	0.04
Weighted average number of shares	101,559,492	101,279,564	101,550,099	101,367,866

	Nine-Months Period Ended September 30,
	2018	2019
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	58.8	39.9
Net cash (used in)/provided by investing activities	(33.3)	1.4
Net cash used in financing activities	(35.0)	(23.6)
Net (decrease)/increase in cash and cash equivalents	(9.5)	17.7

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2018	September 30, 2019
ASSETS
Cash, time deposits, and restricted cash	82,084	76,321
Other current assets	19,178	27,039
Vessels, net	955,291	932,404
Advances for vessels	8,596	21,623
Restricted cash non-current	10,401	10,700
Other non-current assets	649	752
Total assets	1,076,199	1,068,839
LIABILITIES AND EQUITY
Current portion of long-term debt	36,185	56,188
Other current liabilities	18,421	20,494
Long-term debt, net of current portion	538,508	507,586
Other non-current liabilities	253	330
Mezzanine equity	16,998	17,176
Shareholders’ equity	465,834	467,065
Total liabilities and equity	1,076,199	1,068,839

TABLE 6

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
(In thousands of U.S. Dollars except for share and per share data)	2018	2019	2018	2019
Net Income - Adjusted Net Income
Net Income	8,079	5,247	18,147	12,484
Less Gain on derivatives	(8)	—	(18)	—
Plus Foreign currency loss	87	213	457	295
Plus Early redelivery cost	35	63	105	63
Plus Loss on inventory valuation	—	348	—	348
Adjusted Net income	8,193	5,871	18,691	13,190
EBITDA - Adjusted EBITDA
Net income	8,079	5,247	18,147	12,484
Plus Net Interest expense	6,498	6,224	18,340	19,411
Plus Depreciation	12,164	12,669	35,549	37,375
Plus Amortization	798	358	1,367	1,035
EBITDA	27,539	24,498	73,403	70,305
Plus Early Redelivery cost	35	63	105	63
Plus Loss on inventory valuation	—	348	—	348
Less Gain on derivatives	(8)	—	(18)	—
Plus Foreign currency loss	87	213	457	295
ADJUSTED EBITDA	27,653	25,122	73,947	71,011
Earnings per share
Net income	8,079	5,247	18,147	12,484
Less Preferred dividend	2,874	2,875	8,511	8,620
Less Mezzanine equity measurement	—	—	—	304
Net income available to common shareholders	5,205	2,372	9,636	3,560
Weighted average number of shares	101,559,492	101,279,564	101,550,099	101,367,866
Earnings per share	0.05	0.02	0.09	0.04
Adjusted Earnings per share
Adjusted Net Income	8,193	5,871	18,691	13,190
Less Preferred dividend	2,874	2,875	8,511	8,620
Less Mezzanine equity measurement	—	—	—	304
Adjusted Net income available to common shareholders	5,319	2,996	10,180	4,266
Weighted average number of shares	101,559,492	101,279,564	101,550,099	101,367,866
Adjusted Earnings per share	0.05	0.03	0.10	0.04

EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are not recognized measurements under US GAAP.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on derivatives, early redelivery cost, loss on inventory valuation and loss on foreign currency.

- Adjusted Net income represents Net income before gain on derivatives, early redelivery cost, loss on inventory valuation and loss on foreign currency.- Adjusted earnings per share represents Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from gain on derivatives, early redelivery cost, loss on inventory valuation and loss on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income generally eliminates the effects of gain on derivatives, early redelivery cost, loss on inventory valuation and loss on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 7: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2018	2019	2018	2019
FLEET DATA
Number of vessels at period’s end	41	41	41	41
Average age of fleet (in years)	8.08	9.08	8.08	9.08
Ownership days (1)	3,720	3,772	10,796	11,193
Available days (2)	3,655	3,541	10,574	10,857
Operating days (3)	3,628	3,447	10,433	10,605
Fleet utilization on ownership days (4)	97.5%	91.4%	96.6%	94.7%
Fleet utilization on available days (5)	99.3%	97.3%	98.7%	97.7%
Average number of vessels in the period (6)	40.43	41.00	39.55	41.00
AVERAGE DAILY RESULTS
Time charter equivalent rate (7)	$13,265	$13,311	$12,833	$12,513
Daily vessel operating expenses (8)	$4,151	$4,448	$4,362	$4,406
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (9)	$4,022	$4,053	$4,152	$4,162
Daily general and administrative expenses (10)	$1,425	$1,363	$1,299	$1,368
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$52,212	$52,927	$146,602	$150,971
Less commissions	(2,114)	(2,213)	(5,984)	(6,457)
Less voyage expenses	(1,613)	(3,581)	(4,920)	(8,664)
Time charter equivalent revenue	$48,485	$47,133	$135,698	$135,850
Available days (2)	3,655	3,541	10,574	10,857
Time charter equivalent rate (7)	$13,265	$13, 311	$12,833	$12,513

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, dry-dockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are offhire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization on ownership days is calculated by dividing the number of operating days by the number of ownership days for the relevant period, representing a shipping industry performance measure. This measure demonstrates the percentage of time in the relevant period our vessels generate revenue.

(5)

Fleet utilization on available days is calculated by dividing the number of operating days by the number of available days during the same period representing a shipping industry performance measure used to measure the ability of the Company to find suitable employment for its vessels and minimize the off- hire days for reasons other than scheduled maintenance, repairs, dry-dockings, vessel upgrades and special or intermediate surveys.

(6)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(7)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(8)

Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(9)

Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(10)

Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Judit Csepregi, Investor Relations Advisor

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com